File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2004 DEC 16 P 12:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 December 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Financ
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

04046823

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Encl.

JW 12/21

\\PLCCOV10\Team$\Secretariat\Co Sec Department\SEC Listing\Monthly Returns 2004\Correspondence\K- SEC Letter - November 04 return - 2Dec04.doc

			Document released to:					
Document Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Block Listing - Six Monthly Return	SE Announcement	01-Nov-2004	✓				✓	Filed with SEC on 1 November 2004
Severn Trent Water Announcement	SE Announcement	22-Nov-2004	✓				✓	Filed with SEC on 22 November 2004
Interim Results Announcement	SE Announcement	29-Nov-2004	✓				✓	Filed with SEC on 29 November 2004
88(2) - FHF (Nominees) & Mr Cotterell - 12,947 shares	Co House Forms	02-Nov-2004		✓				
88(2) - FHF /Nominees/ Limited DES CSOS - 11,370 shares	Co House Forms	09-Nov-2004		✓				
88(2) - Various- 5,222 shares	Co House Forms	24-Nov-2004		✓				
88(2) - Various - 3,701 shares	Co House Forms	24-Nov-2004		✓				
EMTN - Pricing Supplement relating to issue - Severn Trent Water Limited	UKLA	19-Nov-2004	✓					

RECEIVED
2004 DEC 15 P 12:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

19th November 2004

Severn Trent Plc

Issue of JPY 4,500,000,000 Fixed Rate Notes due 19th November 2014
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 8 October 2004. This Pricing Supplement must be read in conjunction with such Offering Circular.

1.	Issuer:		Severn Trent Plc
2.	(i)	Series Number:	61
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Japanese Yen ("JPY")
4.	Aggregate Nominal Amount:		
	(i)	Series:	JPY 4,500,000,000
	(ii)	Tranche:	JPY 4,500,000,000
5.	(i)	Issue Price:	100.00 per cent.
	(ii)	Net Proceeds:	JPY 4,500,000,000
6.	Specified Denominations:		JPY 100,000,000
7.	(i)	Issue Date:	19th November 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Issue Date
8.	Maturity Date:		19th November 2014, subject to adjustment, for payments only, in accordance with the Modified Following Business Day Convention.
9.	Interest Basis:		1.830 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par

11.	Change of Interest Basis or Redemption/ Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable
13.	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
14.	Listing:		London
15.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	1.830 per cent. per annum.
	(ii)	Interest Payment Date:	19th November in each year commencing on 19th November 2005 and ending on the Maturity Date, subject to adjustment, for payments only, in accordance with the Modified Following Business Day Convention.
	(iii)	Fixed Coupon Amount:	JPY 1,830,000 per JPY 100,000,000 in Nominal Amount
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	30/360 (unadjusted)
	(vi)	Determination Date(s):	Not Applicable
	(vii)	Other method relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Indexed Interest Note Provisions**		Not Applicable
20.	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable

22.	Investor Put:	Not Applicable
23.	Final Redemption Amount	Nominal Amount
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or method of calculating the same (if different from that set out in Condition 6(f)):	As per Condition 6(f)
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary global Note exchangeable for a Permanent global Note which is exchangeable for Definitive Notes only on an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	For the avoidance of doubt the Financial Centres are London and Tokyo
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amounts of each payment comprising the Issue Price and date on which each payment is to be made, consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
31.	Redenomination applicable:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:		Mizuho
35.	Whether TERFA D or TEFRA C rules applicable or TEFRA rules no not applicable:		TEFRA D
36.	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Cedelbank and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN: XS0204779549
Common Code: 020477954

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue the Notes described herein pursuant to the listing of €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Signed on behalf of the Guarantor:

By: ....
Duly authorised

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,475	1,226	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each share *(including any share premium)*	831p	568p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LISTS Address UK Postcode	Class of shares allotted Ordinary	Number allotted 3,701
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 24/11/04

~~A director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/MAT/Allot 9
Tel: 01903 833394
DX number DX exchange

SHARES ALLOTTED

COMPANY : SEVERN TRENT PLC
SECURITY : ORDINARY SHARES OF 65 5/19 PENCE FULLY PAID

ALLOTMENT PERIOD : FROM 15NOV04 TO 15NOV04

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
BYOTT JOHN /MR. MANOR COTTAGE HIGH OFFLEY WOODSEAVES	812
FROST MATTHEW JAMES /MR. 130 VALLEY ROAD LOUGHBOROUGH LE11 3QA	136
JAMES PHILIP ARTHUR /MR. 38 DEWCHURCH DRIVE SUNNYHILL DERBY DE23 1XP	243
LEADBETTER KEITH /MR. 17 LAWNSWOOD RISE ALDERSLEY TETTENHALL UNITED KINGDOM WV6 9HW	162
MARTIN JOHN RICHARD /MR. 23 EASTERN ROAD WYLDE GREEN SUTTON COLDFIELD UNITED KINGDOM B73 5PA	204
NEVILLE JEAN DAPHNE /MRS. 6 MANOR MEWS MANOR ROAD STUDLEY WARWICKSHIRE	406
RICHARDS MARTIN ALUN /MR. 43 NEW ROAD LUDLOW UNITED KINGDOM SY8 2NY	545
RICKETTS PETER PHILIP /MR. 66 JOWETTS LANE WEST BROMWICH WEST MIDLANDS B70 8JS	243
SCUTT DUNCAN ROBERT GEOFFREY /MR. 1 HAMPEN COTTAGES ANDOVERSFORD CHELTENHAM GLOUCESTERSHIRE	203
TAYLOR ANDREW KEITH /MR. 38 GROVE AVENUE	406

BEESTON
NOTTINGHAM
NOTTINGHAMSHIRE
NG9 4DZ

THREADGILL NICHOLAS ANDREW /MR. 7 VICARAGE LANE BELTON LOUGHBOROUGH LEICESTERSHIRE LE12 9XD	341
NUMBER OF ACCOUNTS : 11	3701

*****END OF REPORT *****

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
15	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4062	179	87
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	536p	568p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Alan Edwin Peachy Address: 11 Green Gardens, Brockworth, Gloucester. UK Postcode GL3 4NH	Class of shares allotted Ordinary	Number allotted 812
Name Mr Richard Prentice Address 11 Jonkel Avenue, Hockley, Tamworth, Staffordshire UK Postcode	Class of shares allotted Ordinary	Number allotted 587
Name Mrs Sharon Budding Address 46 Maes Y Capel, Pembury, Burry Port, Carmarthenshire. UK Postcode SA16 0RG	Class of shares allotted Ordinary	Number allotted 87
Name Mr Nicholas Steven Carter Address 6 Pennywell, The Mount, Shrewsbury. UK Postcode SY3 8BY	Class of shares allotted Ordinary	Number allotted 1862
Name Mr John Scott Address 125 Farleigh Road, Pershore, Worcestershire. UK Postcode WR10 1JY	Class of shares allotted Ordinary	Number allotted 1874

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 24/11/04

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/ExC/LS/0472 Tel: 01903 833864
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	82	812	
Nominal value of each share	65 5/19p	65 5/19p	
Amount (if any) paid or due on each Share *(including any share premium)*	592p	831p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________________ **Date** 24/11/04

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/ExC/LS/0472	Tel: 01903 833864
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	04	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11,370		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	738p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name F H F /Nominees/ Limited DES CSOS Part ID 846 Address 28 Park Square West, Leeds LS1 2PQ UK Postcode	Class of shares allotted Ordinary	Number allotted 11,370
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 11,370

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 9/11/04

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./SJK/E9424 Tel: 01903 833884

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,947		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.38		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name FHF (Nominees) Ltd, part ID 846, member a/c CSOS Address 28 Park Square West, Leeds London UK Postcode LS1 2PQ	Ordinary	10,102
Name Mr Barrie James Alan Cotterell Address Violet Cottage, Freeholdland Road Pontypool, S Wales UK Postcode NP4 8LW	Ordinary	2,845
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**12,947**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ____________ **Date** 2/11/04

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./ARM/E9338 Tel: 01903 833161

DX number DX exchange